Filed Pursuant To Rule 433

Registration No. 333-275079

March 4, 2024

Understanding Bitcoin Investing, with Grayscale

Sponsored by Grasycale

A Guide to Investing in Bitcoin

Cryptocurrencies, and Bitcoin in particular, have emerged as a dynamic asset class. And now, the recent approval of spot Bitcoin Exchange Traded Funds (ETFs)should support the asset’s role in becoming a more frequent part of portfolios. As cryptocurrencies increasingly integrate into mainstream finance, understanding crypto investing may be helpful for those seeking financial diversification in an ever-changing global economy. This guide aims to provide an overview of cryptocurrencies and the role they could play in investment portfolios, so the reader can come away with a better understanding of crypto as an asset class, the risks involved, and different ways of investing.

Understanding crypto basics

Cryptocurrencies, or crypto for short, are a form of digital money that only exists in the online world. Unlike traditional money which is usually controlled by governments and banks, crypto operates on a decentralized system, meaning there's no single authority overseeing them. Instead, they rely on a technology called blockchain: a decentralized digital ledger that records all transactions across a network of computers.

That comes with some particular benefits. For one, using crypto could be faster and cheaper than traditional means of banking. And for another, because many cryptocurrencies are in limited supply, simply holding them may act as a store of value, similar to investing in precious metals like gold.

New crypto projects are spawned every day, adding to the thousands that are already out there. But three stand out against the rest: Bitcoin, Ethereum, and Tether are the biggest by market value*. Bitcoin has seen a lot of momentum recently, but two events stand out. The first is the recent SEC (US Securities and Exchange Commission) approval of US-exchange listed spot Bitcoin ETFs in January. The second is the upcoming Bitcoin halving which is expected to happen in April; an event that has been historically correlated with an increase in Bitcoin prices (a Bitcoin halving is when the reward of Bitcoin for Bitcoin miners is cut by half – essentially, the same work for less Bitcoins – as a way to maintain Bitcoin scarcity).

The role of crypto in a portfolio

For many investors, crypto investments primarily offer diversification (often referred to as the number one rule in investing!) because the crypto asset class often has a low correlation to stocks and bonds. Investing directly in crypto tokens also gives investors the chance to participate in a decentralized financial system, reducing their reliance on traditional financial intermediaries like banks. Plus, since crypto markets operate 24/7, there is more flexible trading access. The flip side, though, is that crypto investing can be highly volatile. And you could be subject to low liquidity and security risks.

Generally, investments fall into one of two main categories: traditional or alternative asset classes. Stocks, bonds, and cash belong to the traditional asset class since they are generally accessible to a wide range of investors and are relatively liquid, meaning they can be easily bought and sold on a public exchange. Alternative assets – like real estate, hedge funds, commodities, infrastructure, and yes, crypto – tend to have higher investment barriers. That can include minimum investment amounts, lower liquidity, lower transparency, and higher fees compared to traditional investments.

In terms of portfolio use cases, we already mentioned diversification above, but many investors also use crypto as a potential hedge against inflation and currency devaluation: Bitcoin’s decentralized nature and limited supply means that it is not subject to any central bank’s monetary policies. However, as a fairly new asset class, cryptocurrencies are prone to their fair share of volatility, which is why starting with a small allocation may be the best route for new investors.

Ways to hold Bitcoin

There are four main ways investors hold Bitcoin and other cryptocurrencies.
Direct purchase and HODLing: Based on a slang term originating from a misspelling of "holding," this approach means holding Bitcoin in a digital wallet for the long term, regardless of market volatility.
Crypto exchange trading: Others take a more active approach by trading Bitcoin on exchanges like Coinbase or Binance
Futures: Essentially, these tools let you bet on the future price of a cryptocurrency. But instead of buying the actual currency, you're buying a contract that allows you to buy or sell at a predetermined price in the future. Mind you, this is a risky and complex strategy.
Spot Bitcoin ETFs: For a hands-off approach, consider spot Bitcoin ETFs, a type of investment fund that holds Bitcoin and is managed by investment professionals. This option means you are gaining exposure to Bitcoin without actually buying Bitcoin. Rather, you’re buying a share of the ETF. To date, Bitcoin is the only cryptocurrency that has been allowed in a spot ETF product. This makes sense - it’s the biggest cryptocurrency by market value and the most liquid**. A spot Bitcoin ETF is one of the simplest ways to get exposure to Bitcoin. ETFs trade on traditional stock exchanges like regular stocks, and you also won’t need to deal with the operational hurdles of owning actual Bitcoin, such as setting up a digital wallet, managing private keys, and other security risks.

Bitcoin’s 30-day price volatility over time, measured by standard deviation of 30-day price returns since inception. Source: Highcharts.com as of 1/15/2024.

Many factors come into play when choosing between different Bitcoin ETFs, such as strong trading volumes, credible trading histories, hefty market capitalizations, issuer expertise, and expense ratios.

Who is Grayscale?

Grayscale has firmly established itself as a key player in the crypto investment arena. Since being established in 2013, Grayscale has become a leading asset manager in the space, offering 17 different crypto investment products.

The Grayscale Bitcoin Trust (GBTC) is the firm’s flagship product, first created in 2013 as a private Bitcoin investment fund for accredited investors. In 2015, it became the world’s first publicly traded Bitcoin fund. Today, it is the Grayscale Bitcoin Trust ETF, trading under the same ticker, GBTC on NYSE Arca. As the world's biggest Bitcoin ETF by AUM*, GBTC is known for its significant trading volumes and high liquidity.

The long-standing track record of GBTC speaks volumes about Grayscale's expertise and experience in managing crypto funds. For investors looking to navigate the often-turbulent waters of crypto investments, Grayscale's early and extensive experience in this domain could be a guiding light.

*Source: Bloomberg as of 1/31/2024

** Source: Coinmarketcap.com as of 1/31/2024

This content was written by Finimize as part of a paid sponsorship agreement with Grayscale Investments, LLC.

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Important Disclosures

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for the Trust.

An investment in the Trust involves risks, including possible loss of principal. An investment in the Trust is subject to a high degree of risk and heightened volatility. Digital assets are not suitable for an investor that cannot afford the loss of the entire investment. The Trust holds Bitcoin; however, an investment in the Trust is not a direct investment in Bitcoin. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. Extreme volatility, regulatory changes, and exposure to digital asset exchanges may impact the value of Bitcoin, and consequently the value of the Trust.

Grayscale Investments, LLC (“Grayscale”) is the sponsor of GBTC. Grayscale is not registered as an investment adviser under the Investment Advisers Act of 1940 and GBTC is not registered under the Investment Company Act of 1940. GBTC is subject to the rules and regulations of the Securities Act of 1933.

Grayscale does not store, hold, or maintain custody or control of the Trusts’ digital assets but instead has entered into the Custodian Agreement with a third party to facilitate the security of the Trusts’ digital assets. The Custodian controls and secures the Trusts’ digital asset accounts, a segregated custody account to store private keys, which allow for the transfer of ownership or control of the digital asset, on the Trusts’ behalf. If the Custodian resigns or is removed by Grayscale or otherwise, without replacement, it could trigger early termination of the Trust.

We use the generic term “ETF” to refer to exchange-traded investment vehicles, including those that are required to register under the Investment Company Act of 1940, as amended (the “40 Act”), as well as other exchange-traded products which are not subject to the registration of the ‘40 Act.

Investments involve risk. Principal loss is possible. Unlike mutual funds, ETFs may trade at a premium or discount to their net asset value. These funds are new and have limited operating history to judge.

The ETFs rely on third party service providers to perform certain functions essential to the affairs of the funds and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the ETFs.

This information should not be relied upon as research, investment advice, or a recommendation regarding any products, strategies, or any security in particular. This material is strictly for illustrative, educational, or informational purposes and is subject to change.

Extreme volatility of trading prices that many digital assets, including Bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of GBTC and the shares could lose all or substantially all of their value.

Digital assets represent a new and rapidly evolving industry. The value of GBTC depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset.

Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset.

Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets.

The value of GBTC relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors.

A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of GBTC is correlated with the value of Bitcoin, it is important to understand the investment attributes of, and the market for, the underlying digital asset. Please consult with your financial professional.

Prior to 01/11/2024, shares of Grayscale Bitcoin Trust (BTC) (the “Trust”) were offered only in private placement transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and were quoted on the OTCQX® Best Market. The Trust did not have an ongoing share creation and redemption program. Effective as of the open of business on 01/11/2024, the shares of the Trust were listed on to NYSE Arca as an exchange-traded product, the Trust established an ongoing share creation and redemption program and the shares are being offered on a registered basis pursuant to a Registration Statement on Form S-3.

The Trust’s investment objective both before and after 01/11/2024 has remained constant, namely to reflect the value of Bitcoin held by the Trust, less the Trust’s expenses and other liabilities. However prior to 01/11/2024, the Trust did not meet its investment objective and the Trust’s shares traded at both premiums and discounts to such value, which at times were substantial, in part due to the lack of an ongoing redemption program. Furthermore, the Trust’s performance prior to 01/11/2024 is based on market-determined prices on the OTCQX, while the Trust’s performance following such date is based on market-determined prices on NYSE Arca. As a result, the Trust’s historical data prior to 01/11/2024 is not directly comparable to, and should not be used to make conclusions in conjunction with, the Trust’s performance following that date. The performance of the Trust before and after 01/11/2024 may differ significantly.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.